Mail Stop 4-6
      		March 1, 2005

Loren Wimpfheimer
Senior Vice President
Witness Systems, Inc.
300 Colonial Center Parkway
Roswell, GA 30076

	RE:	Witness Systems, Inc.
		Registration Statement on Form S-3
		Filed January 31, 2005
		File No. 333-122410

Dear Mr. Wimpfheimer:

	This is to advise you that we have limited our review of the above registration statement to matters relating the financial information that you intend to incorporate by reference and the disclosure in your selling stockholders section. Based on this limited review, we have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

General
1. We note from your correspondence filed January 31, 2005, that you intend to amend this Form S-3 to incorporate by reference your December 31, 2004 Form 10-K, as well as an amended Form 8-K, which includes information required by Rule 3-05 and Article 11 of Regulation S-X for the acquisition of Blue Pumpkin Software, Inc.


Selling Stockholders, page 17
2. Identify the natural persons who exercise the sole/shared voting and/or dispositive powers with respect to the shares to be resold for the accounts of all non-reporting entities. See interpretation 4S of the Regulation S-K portion of the March 1999 Supplement to our publicly available CF Telephone Interpretation Manual.
3. Disclose which selling shareholders are registered broker-dealers or are affiliates of broker-dealers. Disclose whether broker-dealers received their securities as compensation for investment banking services or acquired them as an investment. If the latter, the broker-dealers should be named as underwriters. Also, disclose whether each broker-dealer affiliate acquired their shares in the ordinary course of business and whether at the time of the acquisition it had any plans or proposals, directly or with any other person to distribute the shares. For affiliates of registered broker-dealers, explain the nature of the affiliation. For example, we note that Dain Rauscher Inc. and C.E. Unterberg, Towbin L.P. are registered broker-dealers.
4. Please update your selling stockholder table so that the information is current at the time of your amended filing.
5. Please confirm that the selling stockholders and you are aware of our position on short sales as set forth in CF Telephone Interpretation A.65.

Exhibits
6. Please incorporate (or file) your agreements relating to the acquisition of Blue Pumpkin Software, such as Exhibit 2.1 to your January 27, 2005 8-K.
7. In your next amendment, please file a copy of the legality opinion to assist in our timely review.

General
8. We note that you relied upon Section 4(2) of the Securities Act for the issuance of the shares in the Blue Pumpkin acquisition.
Supplementally provide us with the facts that make this exemption available.

*    *    *    *

      No further review of the registration statement has been or will be made. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      Please direct all questions to Robert D. Bell, Staff
Attorney,
at (202) 942-1953. If you need further assistance, you may contact me at (202) 942-1800.

						Sincerely,


						Barbara C. Jacobs
						Assistant Director
						Office of Computers and Online
Services

cc:	Jeffrey L. Schulte, Esq.
	Morris, Manning & Martin, L.L.P.
	Fax (404) 365-9532
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Mr. Loren Wimpfheimer
Witness Systems, Inc.
Form S-3; File No. 333-122410
March 1, 2005
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